Exhibit 99.1

ATA Reports Fiscal 2017 First Quarter Financial Results

Company to Hold Conference Call on Friday, August 12, 2016, at 8 a.m. ET

Beijing, China, August 11, 2016 (NY) / August 12, 2016 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced unaudited financial results for its fiscal first quarter ended June 30, 2016 (“First Quarter 2017”).

First Quarter 2017 Financial and Operating Highlights (percentage changes and comparisons against fiscal first quarter ended June 30, 2015 (“First Quarter 2016”))

•                  Net revenues of RMB96.8 million (US$14.6 million), compared to RMB 97.5 million, despite the loss of revenue contributions from the Securities Association of China (“SAC”) exam

•                  Gross profit of RMB48.1 million (US$7.2 million), compared to RMB54.1 million

•                  Income from operations of RMB11.2 million (US$1.7 million), up 27.6%

•                  Net income of RMB4.1 million (US$0.6 million), compared to RMB6.1 million, primarily as a result of increased losses incurred by the Company’s joint venture and associated companies focused on the education and recruitment markets

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB5.2 million (US$0.8 million), compared to RMB10.0 million

•                  Basic and diluted earnings per ADS were both RMB0.18 (US$0.02). Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2017 were both RMB0.22 (US$0.04)

•                  Delivered approximately 2.6 million billable tests, compared to 2.5 million billable tests in First Quarter 2016

•                  RMB119.5 million (US$18.0 million) in cash and cash equivalents and no long-term debt as of June 30, 2016

Fiscal Year 2017 Outlook

•                  For the fiscal year ending March 31, 2017 (“Fiscal Year 2017”), ATA expects net revenues of between RMB420.0 million and RMB440.0 million and non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) of between RMB27.0 million and RMB37.0 million, which takes into account the operating results of ATA’s current joint venture and associated companies focused on the education and recruitment markets, all of which are at an early stage of business development.

•                  The Company is exploring growth opportunities in the K-12 education assessment and recruitment sectors during Fiscal Year 2017 and plans to invest between RMB20.0 million and RMB30.0 million in such sectors, which is not included in its Fiscal Year 2017 guidance.

•                  For the quarter ending September 30, 2016 (“Second Quarter 2017”), ATA expects net revenues of between RMB58.0 million and RMB68.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During First Quarter 2017, we successfully delivered a new exam titled the Qualification Exam for Housing and Urban-Rural Construction Field Professionals for Sichuan Province and Ningxia Autonomous Region. We worked closely with test sponsors to ensure the smooth conversion of this exam from its original paper-based format to ATA’s advanced platform. This new exam contributed to our top line in First Quarter 2017, and we expect it will continue to do so over the remaining quarters of Fiscal Year 2017. We are pleased to share that ATA was recently selected by the China National Tourism Administration as the service provider for the National Tour Guide Qualification Exam, which is scheduled to be delivered in November 2016. In June, we were also selected as the service provider to deliver computer-based testing services for self-developed entrance exams of four reputable Chinese universities, including Northwest University and Zhongnan University of Economics and Law. ATA has been able to capitalize on its increased brand recognition following our subsidiary ATA Online’s New Third Board listing last year, and we continue to focus on accelerating the growth of our core testing services business.”

Mr. Ma continued, “We delivered approximately 2.6 million billable tests during First Quarter 2017, compared to 2.5 million billable tests delivered in First Quarter 2016. In past months, we have worked closely with the Asset Management Association of China (‘AMAC’), a self-regulatory organization that represents China’s mutual fund industry, to ensure the smooth administration and delivery of the Fund Practitioners Certification Exam, and we look forward to partnering with AMAC in the years to come. We continue working to build upon the positive results achieved in Fiscal Year 2016 and remain confident in ATA’s ability to engage new clients with our superior service offerings and reputation for quality. We have also continued exploring ways in which ATA can partner with up-and-coming companies possessing technologies and expertise in various areas of the education industry from which ATA can benefit over the long term.”

Operating Review

In First Quarter 2017, ATA delivered a total of 2.6 million billable tests, compared to 2.5 million billable tests in First Quarter 2016. The Company had a network of 3,080 authorized test centers throughout China as of June 30, 2016, which the Company believes is the largest test center network in China operated by a commercial testing service provider. ATA has delivered approximately 78.9 million billable tests since it began operations in 1999.

GAAP Results

First Quarter 2017

For First Quarter 2017, ATA’s total net revenues were RMB96.8 million (US$14.6 million), compared to RMB97.5 million in First Quarter 2016, despite the loss of revenue contributions from the SAC exam.

Gross profit for First Quarter 2017 was RMB48.1 million (US$7.2 million), compared to RMB54.1 million in First Quarter 2016. Gross margin was 49.6% in First Quarter 2017, compared to 55.5% in First Quarter 2016. The decrease was primarily due to the change in revenue mix and increased expenses related to additional operations staffing.

Income from operations in First Quarter 2017 increased 27.6% to RMB11.2 million (US$1.7 million), from RMB8.8 million in First Quarter 2016.

Net income for First Quarter 2017 was RMB4.1 million (US$0.6 million), compared to RMB6.1 million in First Quarter 2016. The decrease was primarily the result of increased losses incurred by the Company’s joint venture and associated companies focused on the education and recruitment markets.

For First Quarter 2017, basic and diluted earnings per common share were both RMB0.09 (US$0.01), compared to basic and diluted earnings per common share of RMB0.13 in First Quarter 2016. Basic and diluted earnings per ADS were both RMB0.18 (US$0.02) in First Quarter 2017, compared to basic and diluted earnings per ADS of RMB0.26 in First Quarter 2016.

Non-GAAP Measures

Adjusted net income for First Quarter 2017, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB5.2 million (US$0.8 million), compared to RMB10.0 million in the prior-year period. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2017 were both RMB0.11 (US$0.02).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2017 were both RMB0.22 (US$0.04), compared to RMB0.44 in the prior-year period.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2017 was 22.9 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2016, ATA’s cash and cash equivalents were RMB119.5 million (US$18.0 million), working capital was RMB145.3 million (US$21.9 million), and total shareholders’ equity was RMB399.5 million (US$60.1 million), compared to RMB247.7 million, RMB245.8 million, and RMB394.2 million, respectively, as of March 31, 2016. The decrease in cash and cash equivalents is primarily due to the increase in long-term investments related to ATA’s recent strategic investments in a number of online education companies and an RMB30.0 million (US$4.5 million) cash reserve set aside as a domestic guarantee in China that allows the Company to obtain an overseas loan for general working capital purposes in its international business.

Guidance for Fiscal Year 2017 and for Second Quarter 2017

For Second Quarter 2017, ATA expects net revenues of between RMB58.0 million and RMB68.0 million.

For Fiscal Year 2017, ATA expects net revenues of between RMB420.0 million and RMB440.0 million and non-GAAP net income of between RMB27.0 million and RMB37.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the education and recruitment markets, all of which are at an early stage of business development.

The Company is exploring growth opportunities in the K-12 education assessment and recruitment sectors during Fiscal Year 2017 and plans to invest between RMB20.0 million and RMB30.0 million in such sectors, which is not included in its Fiscal Year 2017 guidance.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2017	Actual for the year ended March 31, 2016
Net Revenues	420.0-440.0	417.1
Non-GAAP Net Income	27.0-37.0	36.7

	Estimated for the quarter ending September 30, 2016	Actual for the quarter ended September 30, 2015
Net Revenues	58.0-68.0	53.4

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in First Quarter 2017 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Friday, August 12, 2016, during which management will discuss the results of First Quarter 2017. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	42602457

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/16444.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of June 30, 2016, ATA’s test center network comprised 3,080 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 78.9 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Second Quarter 2017 and Fiscal Year 2017 and statements regarding market demand and trends, the delivery of various new exams including the Qualification Exam for Housing and Urban-Rural Construction Field Professionals and National Tour Guide Qualification Exam, the anticipated benefits of listing of ATA Online on the New Third Board and the completion of its private placement transaction, the plan of investment in the K-12 education assessment and recruitment sectors and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2016, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2016.

The preliminary results for First Quarter 2017 remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for First Quarter 2017 ended June 30, 2016, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.6459 to US$1.00, the noon buying rate as of June 30, 2016, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2016	2016	2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	247,667,737	119,475,348	17,977,301
Accounts receivable, net	50,552,034	76,908,661	11,572,347
Receivable due from shareholder	10,000,000	10,000,000	1,504,687
Prepaid expenses and other current assets	11,932,244	8,201,428	1,234,058
Total current assets	320,152,015	214,585,437	32,288,393

Long-term investments	50,685,846	124,312,944	18,705,208
Property and equipment, net	57,229,727	55,666,378	8,376,048
Goodwill	31,011,902	31,011,902	4,666,321
Intangible assets, net	750,895	702,677	105,731
Construction in progress	—	3,133,019	471,421
Restricted cash	—	30,000,000	4,514,061
Other assets	10,630,745	11,290,534	1,698,872
Total assets	470,461,130	470,702,891	70,826,055

Current liabilities:
Accrued expenses and other payables	57,739,627	58,974,284	8,873,784
Deferred revenues	16,612,164	10,332,234	1,554,678
Total current liabilities	74,351,791	69,306,518	10,428,462

Deferred revenues	1,878,751	1,942,033	292,215
Total liabilities	76,230,542	71,248,551	10,720,677

Shareholders’ equity:
Common shares	3,530,704	3,533,912	531,743
Treasury shares	(27,737,073)	(27,737,073)	(4,173,562)
Additional paid-in capital	395,876,282	396,712,338	59,692,794
Accumulated other comprehensive loss	(25,174,129)	(24,933,003)	(3,751,637)
Retained earnings	47,734,804	51,878,166	7,806,040
Total shareholders’ equity	394,230,588	399,454,340	60,105,378
Total liabilities and shareholders’ equity	470,461,130	470,702,891	70,826,055

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2015	2016	2016
	RMB	RMB	USD
Net revenues:
Testing services	91,374,839	89,553,678	13,475,026
Online education services	845,420	1,062,883	159,931
Other revenue	5,308,394	6,227,458	937,038
Total net revenues	97,528,653	96,844,019	14,571,995
Cost of revenues	43,396,826	48,767,251	7,337,945
Gross profit	54,131,827	48,076,768	7,234,050

Operating expenses:
Research and development	8,121,409	9,147,630	1,376,432
Sales and marketing	10,457,696	11,673,930	1,756,561
General and administrative	26,755,797	16,033,817	2,412,588
Total operating expenses	45,334,902	36,855,377	5,545,581
Income from operations	8,796,925	11,221,391	1,688,469

Other income/ (loss):
Share of losses of equity method investment	(131,883)	(4,129,754)	(621,399)
Interest income	893,386	973,776	146,523
Foreign currency exchange loss, net	(59,205)	(31,410)	(4,726)
Total other income (loss)	702,298	(3,187,388)	(479,602)
Income before income taxes	9,499,223	8,034,003	1,208,867

Income tax expense	3,361,109	3,890,641	585,420
Net income	6,138,114	4,143,362	623,447

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(261,127)	241,126	36,282
Comprehensive income	5,876,987	4,384,488	659,729

Basic and diluted earnings per common share	0.13	0.09	0.01

Basic and diluted earnings per ADS	0.26	0.18	0.02

RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2015	2016
	RMB	RMB

GAAP net income	6,138,114	4,143,362
Share-based compensation expenses	3,813,996	1,039,310
Foreign currency exchange loss, net	59,205	31,410
Non-GAAP net income	10,011,315	5,214,082

GAAP earnings per common share:
Basic and diluted	0.13	0.09

Non-GAAP earnings per common share:
Basic and diluted	0.22	0.11